Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000

January 17, 2013

Via EDGAR

Mr. Larry L. Greene,
Senior Counsel,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549.

Re:	The Greater China Fund, Inc. Schedule TO – I filed January 9, 2013 (File No. 005-51363)

Dear Mr. Greene:

This letter is to respond to your comments of January 15, 2013 (the “Comments”), on behalf of the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”), transmitted by telephone to the undersigned regarding the filing on January 9, 2013 by The Greater China Fund, Inc. (the “Fund”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the Fund’s Schedule TO – I (“Schedule TO”) with respect to the Fund’s issuer tender offer and the Fund’s Offer to Repurchase, dated January 8, 2013 (the “Offer to Repurchase”), filed as exhibit (a)(1) to Schedule TO.

To facilitate your review, the captions and numbered comments from the Comments have been repeated in this letter in bold face type and the Fund’s responses immediately follow each numbered comment in regular type.

The Fund appreciates the opportunity to respond to the Comments.

Schedule TO-I filed January 9, 2013

1.           The second page of the cover to the Offer to Repurchase includes language in all caps that a Schedule TO has been filed with the Commission and that the making or acceptance of the repurchase offer is potentially subject to compliance with the applicable laws or restrictions of various jurisdictions.  Please make this language more prominent, such as by using bold or some other technique

Mr. Larry L. Greene	-2-

other than only using all caps.  Please also refer to the Staff’s guidance on the use of “plain English”.

Response—The Fund acknowledges the Staff’s comment and will not use all caps for full paragraphs in future filings with the Commission, where applicable, in accordance with the Staff’s guidance on the use of “plain English”, and will consider an alternative means of calling attention to the particular disclosure.

2.           The Staff notes that the Table of Contents on Page i of the Offer to Repurchase does not include a reference to the Summary Term Sheet.  The Summary Term Sheet should be included in the Table of Contents.

Response—The Fund acknowledges the Staff’s comment and will include a reference to a summary term sheet in the table of contents, where applicable, in future filings with the Commission.

3.           Paragraph 1 under the question “Why is the Fund making this repurchase offer?” in the Summary Term Sheet, which is located on page 1 of the Offer to Repurchase, states that the Fund believes that the repurchase offer meets two objectives, one of which is that it “preserves a viable investment vehicle for Fund stockholders to be managed by Aberdeen Asset Management Asia Limited (‘Aberdeen’), the Fund’s new investment manager.”  Please clarify what is meant by stating that the repurchase offer would allow the Fund to remain a “viable investment vehicle.”

Response—As stated in the Offer to Repurchase, if 75% or more of the Fund’s shares are tendered and not withdrawn, the Fund will take the necessary steps towards holding a stockholder vote on the liquidation and dissolution of the Fund.  Accordingly, by structuring the tender offer in a way that does not result automatically in a stockholder vote to dissolve and liquidate the Fund, the tender offer has the potential to preserve the Fund as a viable investment vehicle.  As disclosed in paragraph 2 of the above-referenced question in the Summary Term Sheet and throughout the Offer to Repurchase, the Board of Directors of the Fund believes that if 75% or more of the Fund’s shares are tendered and not withdrawn, the Fund would no longer remain a viable investment vehicle (from both a size and cost management perspective) and that it would then be appropriate, and in the best interest of stockholders, to recommend that stockholders vote to liquidate the Fund.  A successful tender offer allows stockholders who wish to tender immediate liquidity, while allowing remaining stockholders who wish to continue to invest in the Fund the opportunity to do so.

As disclosed in “If I decide not to tender, how will the Offer to Repurchase affect the Fund Shares I hold?” in the Summary Term Sheet, located on pages 2 and 3 of the Offer to Repurchase, the asset size of the Fund would decrease as a result of the repurchase offer, which is likely to result in a higher expense ratio and potentially less investment flexibility.  Additionally, a reduction in the number of Fund shares issued and outstanding may reduce the volume of trading in Fund shares and make it difficult to buy or

Mr. Larry L. Greene	-3-

sell significant amounts of Fund shares without affecting the market price.  The Fund’s Board of Directors believes that the Fund would remain viable and sustainable in terms of size and cost management if less than 75% of the Fund’s shares are tendered and not withdrawn.

4.           Paragraph 2 under the question “Why is the Fund making this repurchase offer?” in the Summary Term Sheet, which is located on page 1 of the Offer to Repurchase, states that City of London Investment Management Company Limited (“CLIM”) is the largest beneficial owner of the Fund’s shares.  Please confirm that this statement is accurate and that CLIM does not own over 75% of the Fund’s shares.

Response—Based on CLIM’s filings with the Commission, the Fund believes CLIM is the largest beneficial owner of the Fund’s shares.  As disclosed in Section 10 of the Offer to Repurchase, located on page 17 therein, CLIM beneficially owned 35.6% of the Fund’s shares as of December 31, 2012 according to CLIM’s Schedule 13G filed with the Commission on December 5, 2012.  Subsequent to the filing of the Schedule TO, CLIM filed with the Commission a Schedule 13G/A on January 9, 2013, which discloses a beneficial ownership of 29.1%, which continues to represent the largest beneficial ownership of the Fund’s shares.  Based on CLIM’s filings with the Commission, CLIM does not beneficially own over 75% of the Fund’s shares.

5.           In paragraph 3 under the question “Why is the Fund making this repurchase offer?” in the Summary Term Sheet, which is located on page 2 of the Offer to Repurchase, the Fund states that “[t]he Board believes that conducting the Offer to Repurchase in conjunction with appointing Aberdeen as investment manager could benefit the Fund and its stockholders because the Offer to Repurchase would be expected to decrease the amount the market price of Fund Shares is discounted relative to the net asset value of the Fund and provide increased liquidity for stockholders.  It is the Board’s understanding that, in general, closed-end funds that conduct tender offers are traded at less of a discount than closed-end funds that do not for at least a limited period of time.”   Please add a caveat to this statement to indicate that it is possible that the expected benefit of decreasing the amount the market price of the Fund’s shares is discounted relative to the net asset value of the Fund may not be realized.

Response—In response to the Staff’s comment, the Fund has added a sentence to the end of the above-referenced clause in Amendment No. 1 to Schedule TO-I, filed on January 17, 2013, to provide that it is possible that the successful completion of the tender offer may not result in a decrease in the amount the market price the Fund’s shares is discounted relative to the net asset value of the Fund.

6.           The question “When will the repurchase offer expire, and may the offer be extended?” in the Summary Term Sheet, which is located on page 2 of the Offer to Repurchase, provides that “The Fund may elect at any time to extend the expiration date of the repurchase offer by issuing a press release or making some

Mr. Larry L. Greene	-4-

other public announcement no later than the next business day after the offer otherwise would have expired.  See Section 14.”   Please clarify that the Fund must move to extend the repurchase offer no later than the expiration time.

Response—The Fund notes the Staff’s comment and confirms that the Fund cannot move to extend the repurchase offer after 11:59 P.M., Eastern Time, on February 6, 2013 (or if the offer is extended, the expiration time as extended).  Section 14 of the Offer to Repurchase, located on page 21 therein and included in the cross-reference in the above-referenced question, provides that the Fund may elect to amend or extend the repurchase offer only “during the pendency of the Offer to Repurchase,” and that any extension of the repurchase offer must comply with applicable law, including Rule 14e-1(d) under the Exchange Act, which provides that a person who makes a tender offer shall not extend the length of a tender offer without issuing notice of such extension by press release or other public announcement no later than the earlier of: (i) 9:00 a.m., Eastern time, on the next business day after the scheduled expiration date of the offer; or (ii) if the class of securities which is the subject of the tender offer is registered on one or more national securities exchanges, the first opening of any one of such exchanges on the next business day after the scheduled expiration date of the offer.  The Fund believes that its disclosure clearly states that the Fund may not elect to extend the offer past the expiration time.  As disclosed further in Section 14, the Fund may only elect to extend the repurchase offer during the pendency of the tender offer and the Fund must make a public announcement (via press release or otherwise) of such extension no later than the next business day after the offer would have otherwise expired in a manner that is consistent with applicable Exchange Act requirements.

7.           Paragraph 3 in Section 1 of the Offer to Repurchase, located on page 5 of the Offer to Repurchase, states that “If stockholders tender and do not withdraw more than 16,987,608 Fund Shares, but less than 18,201,009 Fund Shares (or 75% of the issued and outstanding Fund Shares as of December 31, 2012), for repurchase, the Fund will repurchase duly tendered Fund Shares from participating stockholders on a pro rata basis, disregarding fractions, based upon the number of Fund Shares each stockholder tenders for repurchase and does not timely withdraw, unless the Fund determines not to purchase any Fund Shares.”   Please reconcile this statement with the statement made in the question “Must I tender all of my Fund Shares for repurchase” in the Summary Term Sheet, located on page 2 of the Offer to Repurchase, which states that “only up to 16,987,608 of the Fund’s outstanding shares will be accepted for tender.”

Response—The Fund acknowledges the Staff’s comment, and as discussed with Mr. Greene, when read together, the above-referenced question in the Summary Term Sheet and Section 1 (a cross-reference of which is provided in the above-referenced question) provide the appropriate clarity on how tendered shares are to be treated.  The first sentence of the third paragraph of Section 1, which immediately precedes the statement included in the Staff’s comment above, consistent with the Summary Term Sheet, states that the Fund is offering to repurchase up to 16,987,608 Fund shares, but if more than 16,987,608, but less than 18,201,009, Fund shares are tendered, the Fund will instead repurchase shares from participating stockholders on a pro rata basis.

Mr. Larry L. Greene	-5-

8.           Paragraph 2 of Section 5 of the Offer to Repurchase, located on page 10 of the Offer to Repurchase, discusses the requirements for a stockholder to effect a written notice of withdrawal of Fund Shares previously tendered.  Is there a recommended form notice of withdrawal provided to stockholders, or should stockholders simply follow the requirements provided in Section 5?

Response—The Fund acknowledges the Staff’s comment.  There is no recommended form notice of withdrawal provided in the materials filed with the Schedule TO and provided to stockholders.  However, as discussed with Mr. Greene, there is no requirement for the Fund to provide such a form and Section 5 of the Offer to Repurchase clearly and succinctly describes the requirements for a valid withdrawal of Fund shares previously tendered.

9.           Section 9 of the Offer to Repurchase, beginning on page 14 of the Offer to Repurchase, provides a summary of selected financial information for the Fund as of and for the fiscal years ended December 31, 2011 and December 31, 2010.  The Staff notes that the Fund should include a semi-annual summary of selected financial information as of and for the quarterly period ended June 30, 2012.

Response—The Fund notes the Staff’s comment.  The Fund notes that the Fund’s financial statements are required only if material.  The Fund does not believe that its full financial statements are material in the context of a cash offer to repurchase that is linked to net asset value per share and is not subject to a financing condition.  In addition, pursuant to Instruction 10(2) of Schedule TO, financial statements are not considered material, and therefore not required to be included, where the “consideration offered consists solely of cash” and the offeror is “a public reporting company under Section 13(a) or 15(d) of the [Exchange Act] that files reports electronically on EDGAR.”  As discussed with Mr. Greene, because this is a cash tender offer, not subject to a financing condition, and the Fund is required to file reports under the Exchange Act pursuant to Section 30 of the Investment Company Act of 1940, as amended, financial statements are not required. The Fund chose to voluntarily include summary selected financial information out of its desire to provide stockholders with additional disclosure.  As a result, the Fund believes the inclusion of summary selected financial information as of and for the fiscal years ended December 31, 2011 and December 31, 2010 is sufficient for the purposes of the Offer to Repurchase.

10.           The Staff notes that if 75% or more of the Fund’s outstanding shares are tendered and not withdrawn in the repurchase offer, the repurchase offer will be cancelled, the Board of Directors of the Fund will recommend that the Fund be liquidated and that the Fund will proceed to solicit proxies from stockholders for the liquidation and dissolution of the Fund.  Please consider providing additional disclosure as to the consequences of liquidation and that tendering shares in the repurchase offer may facilitate a liquidation of the Fund.

Mr. Larry L. Greene	-6-

Response—While the Staff accurately points out that the tender of 75% or more of the Fund’s shares will result in the Fund initiating steps towards holding a stockholder vote for the liquidation and dissolution of the Fund, the Fund believes it is not necessarily accurate to presume that a vote to tender is the equivalent of a vote to liquidate.  A stockholder could elect to tender but vote against liquidation.  As disclosed in Section 2 of the Offer to Repurchase, located on page 6 therein, a stockholder vote on liquidation will be required to comply with applicable notice and meeting requirements, and any future vote on liquidation will be accompanied by a proxy statement discussing the consequences of liquidation.  The Fund believes that it has prominently disclosed in the tender offer materials that tendering the Fund’s shares may lead to a liquidation vote, but it would be premature to discuss the precise consequences of liquidation, particularly when considering that the Fund would have to later distribute to stockholders a proxy statement including such information should 75% or more of the Fund’s shares be tendered and not withdrawn.  The Fund is also hoping to avoid stockholder confusion and to clearly delineate the tender offer and liquidation as separate matters for stockholder consideration.

Additionally, in connection with this response letter, the Fund hereby acknowledges the following statements:

•	The Fund is responsible for the adequacy and accuracy of the disclosure in its Schedule TO-I filed on January 9, 2013; and

•	The Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Mr. Larry L. Greene	-7-

Any questions or comments with respect to this letter may be communicated to the undersigned, William G. Farrar of Sullivan & Cromwell LLP, at (212) 558-4940.  Please send copies of any correspondence relating to this filing to the undersigned by facsimile at (212) 558-1600 with the original by mail to Sullivan & Cromwell LLP, 125 Broad Street, New York, NY 10004.

Very truly yours,

/s/ William G. Farrar

William G. Farrar

cc:	Deborah A. Docs Grace Torres (Prudential Investments LLC)

Alan Goodson Lucia Sitar (Aberdeen Asset Management Asia Limited)